EXHIBIT 99.1

For Immediate Release

Nexen Inc. Files its 2010 Year End Disclosure Documents

Calgary, Alberta, February 24, 2011 — Nexen Inc. (TSX, NYSE: NXY) has filed today its annual information form (AIF), audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2010 with Canadian securities authorities. The AIF includes disclosure and reports relating to reserves data and other oil and gas information. Nexen also filed its annual report on Form 40-F for the year ended December 31, 2010 with the United States Securities and Exchange Commission.

Copies of the filed documents can be accessed electronically from:

•                  SEDAR at www.sedar.com

•                  EDGAR at www.sec.gov

•                  Nexen at www.nexeninc.com/investors

Shareholders may request a hardcopy of the complete audited financial statements free of charge on our website.

For further information, please contact:

Pierre Alvarez
Vice President, Corporate Relations
(403) 699-6291

Tim Chatten, P.Eng
Analyst, Investor Relations
(403) 699-4244

801 — 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com